



Lynn Sadler LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $75,000

Offering End Date: January 18, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Lynn Sadler LLC

Founded: March 5, 2021

Address: 3100 18th St
San Francisco, CA 94110

Industry: Full-Service Restaurants

Employees: 2

Website: https://www.poppy-sf.com/

Use of Funds Allocation:

If the maximum raise is met:

$71,250 (95.00%) – of the proceeds will go towards working capital- new location equipment and inventory

$3,750 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,508 Followers





Business Metrics:

	FY21	FY22	YTD 11/1/2023
Total Assets	$128,160	$486,263	$697,081
Cash & Cash Equivalents	$91,639	$370,025	$193,368
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$5,851	$14,015
Long-term Debt	$0	$0	$243,756
Revenue	$18,064	$0	$14,467
Cost of Goods Sold	$5,262	$0	$1,483
Taxes	$0	$0	$0
Net Income	-$25,462	-$115,478	-$261,593

Recognition:

Lynn Sadler LLC (DBA Poppy) is uniquely positioned as a sophisticated establishment with a comfortable atmosphere, balancing a beautiful design aesthetic and a nourishing and satisfying menu. A friendly and knowledgeable service team, truly special and versatile food menu, and a compelling beverage program will drive Poppy's success. This combination will distinguish Poppy among the best brunches in San Francisco.

About:

Lynn Sadler LLC (DBA Poppy) is a neighborhood restaurant offering an all-day menu of California-inspired takes on American breakfast classics and an assortment of irresistible lunch options.

For more information, contact our Customer Support Team at support@thesmbx.com

